Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated January 29, 2016

Registration No. 333-206514

Supplementing the Preliminary

Prospectus Supplement dated January 29, 2016

and Prospectus dated August 21, 2015

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated January 29, 2016 to the prospectus dated August 21, 2015.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust

Security:	4.25% Senior Notes due 2021 5.25% Senior Notes due 2026

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings:	2021 Notes: Baa2 / BBB- 2026 Notes: Baa2 / BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	January 29, 2016

Settlement Date:	February 3, 2016 (T+3)

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2016

Principal Amount:	2021 Notes: $400,000,000 2026 Notes: $350,000,000

Maturity Date:	2021 Notes: February 15, 2021 2026 Notes: February 15, 2026

Benchmark Treasury:	2021 Notes: 1.75% U.S. Treasury due December 31, 2020 2026 Notes: 2.25% U.S. Treasury due November 15, 2025

Benchmark Treasury Price and Yield:	2021 Notes: 101-28 + / 1.351% 2026 Notes: 102-24+ / 1.938%

Spread to Benchmark Treasury:	2021 Notes: + 312.5 basis points 2026 Notes: + 362.5 basis points

Yield to Maturity:	2021 Notes: 4.476% 2026 Notes: 5.563%

Coupon (Interest Rate):	2021 Notes: 4.25% per annum 2026 Notes: 5.25% per annum

Price to Public:

2021 Notes: 98.990% of principal amount of the 2021 Notes, plus accrued interest from February 3, 2016

2026 Notes: 97.615% of principal amount of the 2026 Notes, plus accrued interest from February 3, 2016

Redemption Provision:

2021 Notes: Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after November 15, 2020 (three months prior to the stated maturity of the notes), the make-whole amount will be zero.

2026 Notes: Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after August 15, 2025 (six months prior to the stated maturity of the notes), the make-whole amount will be zero.

CUSIP / ISIN:	2021 Notes: 44106M AU6 / US44106MAU62 2026 Notes: 44106M AV4 / US44106MAV46

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC UBS Securities LLC BBVA Securities Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC Regions Securities LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

SMBC Nikko Securities America, Inc.

Fifth Third Securities, Inc.

FTN Financial Securities Corp.

Oppenheimer & Co. Inc.

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus dated August 21, 2015 and a preliminary prospectus supplement dated January 29, 2016) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, RBC Capital Markets, LLC toll-free at (866) 375-6829 or UBS Securities LLC toll-free at (888) 827-7275.